FORM 15

   Certificate and Notice of Termination of Registation under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

     Commission  File  Number  333-14535
                               ---------

                       Casino Magic of Louisiana, Corp.
                       --------------------------------
             (Exact name of registant as specified in its charter)

              711 Casino Magic Drive, Bay Saint Louis, MS  39520
              --------------------------------------------------
   (Address, including zip code, and telephone number, including area code, of registrant's principal exeuctive offices)

                Guarantees of 13% Series B First Mortgage Notes
 Due 2003 with Contingent Interest issued by Casino Magic of Louisiana, Corp.
 ----------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)

                                     None
                                     ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(1) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:



Rule 12g-4(a)(1)(i).  [     ]  Rule 12h-3(b)(1)(ii)  [     ]
Rule 12g-4(a)(1)(ii)  [     ]  Rule 12h-3(b)(2)(i)   [     ]
Rule 12g-4(a)(2)(i).  [     ]  Rule 12h-3(b)(2)(ii)  [     ]
Rule 12g-4(a)(2)(ii)  [     ]  Rule 15d-6            [     ]
Rule 12h-3(b)(1)(i).  [  X  ]



    Approximate number of holders of record as of the certification or notice
                                 date:      25
                                       -------

     Pursuant  to  the  requirements  of  the  Securities Exchange Act of 1934
Casino Magic of Louisiana, Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    April  19,  1999          Casino  Magic  of  Louisiana,  Corp.

                                   BY:  /s/  Paul  Alanis
                                      --------------------------
                                   Paul  Alanis,  President  and
                                   Chief  Operating  Officer